FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated February 28, 2014 entitled “AFP PROVIDA S.A. reports its results for the period ended December 31, 2013”

For immediate release

Contact:
María Paz Yañez
Chief Financial Officer
Phone: (56-2) 2351 1483
E-mail: myanezm@provida.cl

Santiago, Chile – February 28, 2014 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended December 31, 2013. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended December 31, 2013

GENERAL HIGHLIGHTS FOR THE YEAR 2013

Ü
In 2013, the Company recorded a profit of Ch$140,086.4 million, higher by Ch$36,052.2 million with respect to the profit recorded in 2012, due to profits generated from the sale of equity interests held in the foreign associates AFORE Bancomer in Mexico and AFP Horizonte in Peru (Ch$53,321.4 million, net of taxes).

Ü
In terms of the recurring business, revenues grew by Ch$8,044.9 million sustained by higher fees due to higher mandatory contributions (Ch$8,805.7 million or 5.7%). It is worth mentioning that non-recurring fees were received from the Social Pension Institute in 2012, thus if they were isolated in the analysis, fee income would have grown by 6.6%.

Ü
Operating expenses increased by Ch$21,196.6 million in 2013, basically due to superior employee expenses (Ch$11,571.5 million) related to higher sales employee expenses as a new distribution model was implemented destined to improve the agents sales profiles, plus higher administrative employee expenses arisen from personnel transferred from BBVA Servicios Corporativos and the internalization of certain tasks in order to improve internal processes.

Miscellaneous other operating expenses rose by Ch$3,811.7 million, mainly due to expenses incurred in the rebranding process, and the provisions for life and disability insurance premium.

Ü	Depreciation and amortization expenses item increased by Ch$4,924.8 million as per the total amortization for written down software.

Ü	Profits from equity accounted associates, the period recorded lower gains of Ch$5,209.4 million, basically due to the sale of equity interests in foreign associates (AFP Horizonte y AFORE Bancomer).

Ü	Income tax expense rose by Ch$4,061.1 million, explained by higher profits before taxes which were offset by no change in tax rates affecting deferred taxes as compared to the one recognized in 2012.

Ü	AFP Genesis (Ecuador), Provida’s consolidated subsidiary, contributed in a profit of Ch$1,880.2 million in 2013, decreasing by 18.1% with respect to 2012.

Ü
As of December 31, 2013, Provida continues leading the Chilean pension fund industry with a total of US$45,481.5 million of assets under management, equivalent to a market share of 28%. At the same date, Provida is also a leader in terms of clients with an average portfolio of 3.4 million participants and 1.8 million of contributors, equivalent to market shares of 36% and 33%, respectively.

GENERAL HIGHLIGHTS FOR THE FOURTH QUARTER OF 2013

Ü
Beginning on October 1, 2013, MetLife, Inc became the Provida’s new controller entity; as a consequence a process of integration to its new policies and procedures has been in place impacting the financial and operating activities during the fourth quarter.

Ü	The fourth quarter of 2013 (4Q13) recorded a profit of Ch$14,879.1 million, decreasing by Ch$13,910.3 million or 48.3% with respect to the profit attained in the fourth quarter of 2012 (4Q12).

Ü
During 4Q13, higher revenues of Ch$2,290.0 million were recorded, mainly due to fee income (Ch$1,986.7 million or 5.1%) as a consequence of the growth of salary base, which was sustained by the increased taxable income of contributors.

Ü	Operating expenses increased by Ch$11,046.3 million in 4Q13 partly due to higher life and disability insurance premium expenses (Ch$4,245.5 million) related to potential survival claims.

The employee expenses rose by Ch$2,786.6 million, mainly due to the greater staff of the quarter, as a new distribution model was implemented and also the internalization of certain services rendered by external personnel and suppliers in order to improve client’s service.

Additionally, the period recorded higher miscellaneous other operating expenses basically related to rebranding process and certain operating write offs.

Ü	Depreciation and amortization expenses recorded a higher expense of Ch$4,690.2 million due to the total amortization of written down software.

Ü	Profits from the equity accounted associates decreased by Ch$587.8 million, mainly due to the sale of ownerships held in AFORE Bancomer and AFP Horizonte.

Ü	Income taxes decreased by Ch$1,432.6 million given inferior profits before taxes recorded in the quarter as a result of higher expenses explained above.

MAIN BUSINESS DRIVERS FOR THE YEAR 2013

Business Drivers	Dec-13	Market Share

Average number of affiliates	3,381,317	35.8%
Average number of contributors	1,777,446	33.4%
Average number of pensioners	659,000	37.8%

Average salary base (US$ Million)	1,613.0	27.2%
AUM (US$ Million)	45,481.5	27.9%
Average real return of Pension Fund (Cum. Dec13)	4.89%
Pension Fund Type A real return (Cum. Dec13)	6.35%
Pension Fund Type B real return (Cum. Dec13)	3.87%
Pension Fund Type C real return (Cum. Dec13)	4.36%
Pension Fund Type D real return (Cum. Dec13)	5.28%
Pension Fund Type E real return (Cum. Dec13)	5.02%

Other Variables	Dec-13	Market Share

Average number of branches	59	27.1%
Average number of administrative employees	1,070	25.9%	(1)
Average number of sales agents	760	29.3%	(1)
(1) Market Share as of September, 2013

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE YEAR 2013

The monthly economic activity index (IMACEC) grew by 2.6% in December 2013 as compared to the same month in 2012. Such result was mainly affected by the growth observed by retail trade and personal and business services.

Regarding foreign trade, the trade balance cumulated a positive surplus of US$2,377.5 million in 2013, dropping by 31% as compared to the figure recorded in the same period in 2012 mainly due to lower exports.

In 2013, exports cumulated US$77,367.5 million, a decline of 1.2% as compared to 2012. This drop was boosted by decreased mining exports (representing 59% of total exports), mainly due to lower shipments, as well as a lower price of copper. The latter was partially offset by the increase exhibited in non-mining exports (representing 41% of total exports) mainly due to the higher exports in the following sectors: fishing/aquaculture (salmon), fruits (nuts and grapes) and cellulose.

Likewise, imports totaled US$74,990.0 million, rising by 0.2% as compared to 2012, due to the increase registered by non-fuel imports (representing 80% of total imports), mainly the growth experienced by imports of equipments and electrical devices (cell phones and electric equipment), land vehicles (cars), pharmaceuticals (drugs) and meat (beef and pork). The latter was partially offset by the decreased imported volume of fuels (representing 20% of total imports) mainly natural liquefied gas and diesel oil.

The Consumer Price Index (CPI) recorded a cumulated variation of 3.0% in 2013. The cumulative variation was mainly the outcome of growths recorded by Food and non-alcoholic Beverages (4.9% with an effect of 0.93 p.p.), Utilities (5.1% with an effect of 0.68 p.p.), Transport (2.2% with an effect of 0.42 p.p.), Education (5.3% with an effect of 0.32 p.p.), Restaurants and Hotels (7.3% with an effect of 0.32 p.p.) and Health (3.8% with an effect of 0.20 p.p.), which were partially offset by the decrease recorded by Clothing and Footwear (-7.0% with an effect of -0.36 p.p.).

Regarding the monetary policy rate, the Central Bank in its monthly monetary policy meeting held on January 16, 2014, decided to keep the monetary policy interest rate (TPM) at 4.5% (annual). The Central Bank’s press release projected that a growth of Chile’s trading partners was expected, boosted in the rebound of developed economies, and the stabilized growth in emerging markets. Likewise, the Chilean economy has continued to lose strength. Domestic activity and internal demand have grown lesser than anticipated, particularly in investment-related sectors. Inflation figures have reflected the impact of rises of its most volatile components, and the pace of nominal wages’ growth shows a moderation in recent months.

In relation to the labor market, the mobile quarter October-December 2013 recorded an unemployment rate of 5.7%, recording a nil variation with respect to the previous quarter, but dropping 0.4 percentage points in twelve months. This decrease was driven by a further expansion of Occupation (2.7%) with respect to Labor Force (2.2%). By occupational categories, the salaried sector continued to record the positive impact in the total occupied sector, recording an annual variation of 2.3%. By occupational activities, the Commerce sector recorded the most significant impact in total employment, followed by Real Estate and Education sectors.

The average unemployment rate in 2013 stood at 5.9%, 0.5 percentage points lower than the average of 2012, where the labor force increased by 1.6% and the occupied sector a growth of 2.1% as compared to the average in 2012.

Finally, regarding the Company’s information, recent events relate to:

On July 19, 2013, the Superintendency of Pensions authorized the societies MetLife Chile Acquisition Co. S.A. and Inversiones MetLife Holdco Tres Ltda. to jointly acquire (direct and indirectly the first society, meanwhile indirectly the second society) up to 100% of the shares of Administradora de Fondos de Pensiones Provida S.A. The official authorization states that such societies sufficiently credited the existence of the conditions enabling to acquire the shares of AFP Provida.

AFP Provida S.A. (the “Company” or “Provida”) was informed that on October 1, 2013 its parent had changed.

MetLife Chile Acquisition Co. S.A. (the "Bidder") declared that its tender offer in Chile, for up to 100% of common shares of a single series, with no par value, fully subscribed and paid, issued by the Company ("Share" or "Shares") in the terms specified in the initial notice published in the newspapers El Mercurio and La Tercera on August 28, 2013 (“Offer in Chile”), was successful. The Bidder received acceptances of the Offer in Chile for a total of 58,949,845 shares, representing 17.79% of the total shares of Provida.

Additionally, the Bidder conducted a tender offer in the United States for 100% of the shares held by U.S. holders, and up to 100% of the shares represented by American Depositary Shares ("ADSs") held by all holders of ADSs, wherever located ("Offer in the U.S."). The Company was informed that the Bidder received acceptances for 4,631,368 ADSs, representing 69,470,520 shares, and additionally, it received acceptances for 220.508 ADSs representing 3,307,620 shares under the mechanism of "guaranteed delivery" as defined in the United States Securities Exchange Act (the "Exchange Act"), which have been accepted for payment subject to fulfillment of the requirements of such mechanism.

Finally, as agreed in the "Transaction Agreement", signed on February 1, 2013, among Banco Bilbao Vizcaya Argentaria S.A. ("BBVA"), BBVA Inversiones Chile S.A. (together with BBVA, the "BBVA Parties"), MetLife, Inc. ("MetLife") and the Bidder, the Company was informed that on October 1, 2013 (the “Closing Date”), the BBVA Parties had transferred to the Bidder, total control over all the shares issued by the Chilean closely held corporation called Inversiones Previsionales S.A. (“Inversiones Previsionales”), Chilean Tax ID No 76,266,631-6, less one of these shares which was transferred to Inversiones MetLife Holdco Tres Limitada, Chilean Tax ID No 76,265,745-7, thereby indirectly transferring on that date to the Bidder, control over 171,023,573 shares (representing approximately 51.62% of the Shares) held by Inversiones Previsionales.

As a result, as of the Closing Date, the Bidder became, directly and indirectly, the owner and controller of 299,443,938 shares (including shares represented by ADSs and 46,445 shares of which were indirectly held by MetLife before the tender offers were commenced, which were sold to the Bidder in the Offer in Chile), representing, in the aggregate, 90.38% of the shares of Provida.

As of the closing date of the Offer in the U.S.A., the amount of shares of which MetLife Chile Aquisition Co directly and indirectly holds, increased by 3,307,620 shares, purchased under the mechanism "guaranteed delivery" as referred to in the Exchange Act. Therefore, MetLife Chile Aquisition Co. currently holds 91.38% stake in AFP Provida (through Inversiones Previsionales S.A. and ADSs)

As reported in the prospectus for the Offer in Chile, the ultimate controller of the Bidder, and therefore of Provida as of October 1, 2013, is MetLife, Inc. a New York Stock Exchange listed company duly incorporated in accordance with the laws of the State of Delaware, U.S.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During 2013, the Company recorded a profit of Ch$140,086.4 million, an increase of Ch$36,052.2 million or 34.7% as compared to the profit attained in the same period in 2012. During the period, the profit from the sale of equity interests in AFORE Bancomer in Mexico and AFP Horizonte in Peru for Ch$53,321.4 million, net of taxes was recognized.

In relation to the recurring business, the year recorded higher revenues of Ch$8,044.9 million (4.9%) basically boosted by higher fee income (Ch$8,805.7 million or 5.7%) due to higher mandatory contributions attributable to the growth observed in taxable salary base. It is worth mentioning that 2012 incorporated non-recurring revenues received from the Social Pension Institute (IPS), thus if such effect were isolated, fee income would have increased by 6.6%.

This result was partially offset by lower other revenues of Ch$760.7 million mainly due to lower financial revenues received from the life and disability insurance contract in runoff, as well as lower operating revenues from the associate AFP Genesis in Ecuador during the period.

Operating expenses increased by Ch$21,196.6 million basically due to the growth of employee expenses explained by several components of remunerations. In detail, higher sales employee expenses (Ch$4,660.0 million) were attributable to the new distribution model implemented that seeks to improve the sales agents’ profile and reinforce the leading position of Provida in the market resulting in an increase of the number of sales employees and the associated costs (compensations, benefits and incentives). Moreover, the growth observed in administrative employee expenses (Ch$3,409.6 million) was originated from a greater staff maintained, which was related to both the personnel transferred from BBVA Servicios Corporativos in September 2012, and the internalization of tasks that were performed by external personnel and suppliers.

Additionally, the period recorded higher expenses in severance indemnities (Ch$1,810.9 million) due to adjustments in staff structures which aim is to improve internal processes and clients’ service activities, and bonuses paid (Ch$1,691.0 million) basically due to a greater staff and the goals achievements.

The life and disability insurance premium recorded an expense that involved a negative deviation of Ch$5,813.4 million as compared to the gains recorded in 2012. The above since the Company under a prudent criterion decided to constitute a complementary reserve in order to reflect the best estimate of this obligation.

Finally, miscellaneous other operating expenses increased by Ch$3,811.7 million due to higher administration expenses (Ch$2,441.7 million) related to write offs and marketing expenses (Ch$1,581.6 million) due to rebranding.

Depreciation and amortization expenses increased by Ch$4,924.8 million, mainly due to software that was written down, as a part of future technology replacements for the integration process with MetLife.

In relation to the non-operating result, the period recorded lower profits from equity accounted associates of Ch$5,209.4 million, as a result of the sale of equity interests abroad (held in AFP Horizonte and AFORE Bancomer) previously mentioned.

Income tax expense increased by Ch$4,061.1 million, explained by higher profits before taxes which was offset by no change in tax rates affecting deferred taxes as compared to the one recognized in 2012.

During 2013, earnings per share (each ADR represents fifteen shares) were Ch$422.82 as compared to Ch$314.00 obtained in the same period in 2012. As of December 31, 2013, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2012.

Revenues

In 2013, revenues were Ch$171,762.3 million, an increase of Ch$8,044.9 million or 4.9% as compared to 2012, evolution explained as follows:

•
Fee income was Ch$162,220.3 million in 2013, an increase of Ch$8,805.7 million (5.7%) as compared to 2012. This result was the outcome of higher mandatory contributions as the growth observed in salary base, basically reflecting the increase of taxable income of contributors. It is important to mention that in 2012 additional fee revenues were received from the Social Pension Institute due to certain residual and unprocessed contributions from previous periods. If this effect were isolated, the mandatory fee income would have grown by 6.6%.

As a result of the growing trend exhibited by fee income previously mentioned, Provida has maintained its leading position in the pension industry with average market shares of 36% in terms of number of participants and 33% in terms of contributors and 27% in terms of salary base as of December 2013. Concerning assets under management, their market share was 28% as of December 31, 2013. In figures, the average number of contributors was 1,777,446 and the monthly average salary base was US$1,613.0 million, while assets under management amounted to US$45,481.5 million as of December 31, 2013.

•
Other revenues were Ch$9,542.0 million in 2013, lower by Ch$760.7 million (7.4%) with respect to 2012. This result was basically attributable to lower financial revenues of Ch$620.3 million (65.1%) stemming from the life and disability insurance contract -in runoff during the period- mainly due to lower cash flows managed by the insurer, as well as lower returns recorded in the period. Additionally, lower other revenues of Ch$140.5 million (1.5%) were recorded basically attributable to lower operating revenues from the associate Genesis in Ecuador given the elimination of maintenance charges in accounts, as well as, lower revenues from services rendered to Administradora de Fondos de Cesantía.

Mandatory investments

In 2013, gains from mandatory investments were of Ch$14,990.7 million, an increase of Ch$475.4 million or 3.3% with respect to the result recorded in 2012. Even though the weighted average nominal return of pension funds was lower (+7.04% in 2013 compared to +7.27% in 2012), the increase was sustained by higher contributions collected in the period.

The performance was consequence of the growth exhibited by foreign variable income in developed countries in 2013 that more than offset the fall experienced by emerging economies during the period. In addition, local fixed income positively contributed, as a result of the drop observed in nominal and real interest rates that involved higher prices in local fixed income. Such results were partially offset by local variable income with a reduction of 14.0% measured through IPSA (Selective Price Index Shares).

The main contributions came from Fund Type C (41% of the gains) with a nominal return of +6.51% and Fund Type D (19% of the gains) with a nominal return of +7.42%.

Life and disability insurance premium

The life and disability insurance premium recorded an expense of Ch$2,095.4 million in 2013, a negative deviation of Ch$5,813.4 million as compared to the gain recorded in 2012.

The casualty provisions constituted in the period were originated by the prudent criterion applied by the Company, based on costs paid for deceased affiliates that could imply e survivals claims meaning a complementary reserve for the insurance coverage. In figures, the period recorded expenses of Ch$1,940.1 million, negative in Ch$5,986.8 million with respect to the gains recorded in 2012 under the January 2005 – June 2009 insurance contract.

Employee expenses

Employee expenses amounted to Ch$43,728.2 million in 2013, an increase of Ch$11,571.5 million or 36.0% with respect to 2012, evolution explained as follows:

•
In 2013, wages and salaries of administrative personnel were Ch$21,790.4 million, increasing by Ch$3,409.6 million or 18.5% as compared to 2012. This result was basically attributable to a greater staff maintained during the year, involving higher expenses incurred in fixed compensation and benefits paid. This greater staff was due to the incorporation of services rendered by BBVA Servicios Corporativos (since September 2012) that led to transfer external employees towards Provida’s permanent staff. Additionally, during 2013 certain tasks that were outsourced, have been internalized in order to grant a better service, also explaining a greater staff.

The period also recorded higher variable-based compensations paid to chiefs and supervisors of sales, mainly related to higher activity associated to the commercial distribution plan.

In figures, the average administrative staff of Provida was 1,070 workers in 2013, increasing by 12.0% with respect the average staff in 2012 (956 administrative workers). By comparing the end of each period, the administrative staff increased by 11.0%, from 1,023 in December 2012 to 1,136 workers in December 2013.

•
Wages and salaries of sales personnel were Ch$14,959.1 million in 2013, an increase of Ch$4,660.0 million or 45.2% as compared to 2012. Such increase was caused by a greater staff as a result of the implementation of a new distribution model (since August 2012) destined to improve the sales agents’ profiles, who shall become pension advisors. The latter involved higher expenses in fixed compensations and benefit allowances.

In figures, the average number of sales employees was 760 workers in 2013, a 42.0% increase with respect to the number maintained in 2012 (535 sales agents). With respect to the evolution at the end of each period, the sales force increased by 23.4% from 717 salespeople in December 2012 to 885 in December 2013.

•
Short-term benefits to employees were Ch$3,545.2 million in 2013, such increase of Ch$1,691.0 million or 91.2% as compared to 2012 was due to higher variable base compensation related to a greater staff and their goals achievements.

•
In 2013, severance indemnities were Ch$3,433.6 million, an increase of Ch$1,810.9 million or 111.6% with respect to 2012, which was driven by higher indemnities of Ch$1,833.9 million paid to administrative personnel, aimed at strengthening the Company’s structures and processes.

Depreciation and amortization expenses

The depreciation and amortization expenses totaled Ch$13,601.3 million in 2013, an increase of Ch$4,924.8 million or 56.8% with respect to 2012. This increase was caused by higher amortization expenses recorded in the period.

•
The amortization expense was Ch$11,361.5 million in 2013, an increase of Ch$5,119.9 million or 82.0% with respect to 2012. This increase was due to software that was written down, as a part of future technology replacements for the integration process with MetLife.

•
In 2013, the depreciation expense was Ch$2,239.8 million, a decrease of Ch$195.1 million or 8.0% with respect to 2012. This result was mainly the outcome of lower depreciation of real estate, since the year 2012 recorded amortization costs of restructuring works of real estate sold to BBVA Chile.

Impairment losses

During 2013 impairment losses amounted to Ch$65.5 million, involving a positive deviation of Ch$249.5 milllion as compared to impairment losses recorded in 2012. The Company´s policy regarding real estate impairment testing is to carry out every three years an assessment or at an earlier period if there is evidence of impairment. In 2012 such testing resulted in an impairment loss for certain properties, meanwhile in 2013 the impairment losses were just related to receivable accounts.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$35,745.8 million in 2013, an increase of Ch$3,811.7 million or 11.9% with respect to 2012, explained as follows:

•
Administration expenses amounted to Ch$25,376.3 million in 2013, an increase of Ch$2,441.7 million or 10.6% as compared to 2012. This increase was partly attributable to expenses incurred in the Company’s rebranding process (restructuring of branch offices, internal events and outdated material). Additionally, the period recorded higher operational write-offs related to reviews made by the Superintendency that required some affiliates compensations.

The aforementioned was partially offset by lower expenses in advisories stemming from the amendment of the BBVA Servicios Corporativos Contract made in September 2012 that significantly reduced the scope of services provided, which translated into lower tariffs of such contract. This contract ended in September 2013 and only certain services are going to be maintained as transaction service agreements.

•
 Marketing expenses were Ch$3,465.9 million in 2013, an increase of Ch$1,581.6 million with respect to 2012. This increase was basically the outcome of rebranding expenses referred to brochures in branch offices. In addition, the period recorded higher expenses in publicity mainly promoting campaigns and written media.

•
Data processing expenses were Ch$4,007.3 million in 2013, an increase of Ch$105.5 million or 2.7% with respect to 2012, basically related to maintenance costs in equipments and devices in connection IT requirements.

•
Other operating expenses amounted to Ch$2,896.4 million in 2013, lower by Ch$317.1 million or 9.9% with respect to 2012, given the decrease of beneficiaries that remain for financing disability evaluations related to the January 2005 – June 2009 policy.

Financial income (expenses)

Financial income (expense) was Ch$2,177.3 million in 2013, a decrease of Ch$738.8 million with respect to 2012, since the Company distributed additional dividends so its liquidity level decreased.

Share of the profit (loss) from equity accounted associates

During 2013, share of the profit (loss) from equity accounted associates was Ch$8,023.9 million, a decrease of Ch$5,209.4 million or 39.4% with respect to 2012. This result is explained by lower share of profits for Ch$7,666.6 due to the sale of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in Mexico in 2013. This decrease was partially offset by the positive results of Ch$2,457.2 achieved by our local associates.

Company	Country	2013	2012	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	4,723.4	2,686.6	2,036.8	75.8%
DCV	Chile	100.2	71.6	28.6	40.0%
Previred	Chile	3,200.4	2,808.6	391.8	14.0%
Bancomer	Mexico	-	4,262.7	(4,262.7)	-100.0%
Horizonte	Peru	-	3,403.9	(3,403.9)	-100.0%

TOTAL		8,023.9	13,233.3	(5,209.4)	-39.4%

The other local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), as well as other financial institutions that also participate.

It is important to mention that AFC Chile stopped its operations in October 2013. Since October 7th 2013, the new AFC that awarded the bidding process for unemployment funds management for the next 10 years started its activities, where Provida currently does not participate.

Exchange differences

In 2013, exchange differences recorded gains for Ch$86.3 million, rising by Ch$96.0 million with respect to losses recorded in 2012. This result was attributable to the Chilean peso depreciation against U.S. dollar (9.3%) over the asset balances temporarily maintained due to the affiliated companies sales.

Other non-operating revenues

Other non-operating revenues were Ch$68,594.3 million in 2013, an increase of Ch$63,693.1 million as compared to 2012. This result was basically attributable to profits before taxes stemming from the sale of equity interests held in the associates AFORE Bancomer in Mexico (Ch$38,755.2 million) and AFP Horizonte in Peru (Ch$26,833.9 million).

Other non-operating expenses

In 2013, other non-operating expenses were Ch$723.0 million, increasing by Ch$384.1 with respect to 2012. This result was basically due to higher expenses in the provision made for litigations.

Income tax expense

Income tax expense increased by Ch$4,061.1 million, explained by higher profits before taxes which were offset by no change in tax rates affecting deferred taxes as compared to the one recognized in 2012. In year 2012, the application of the new tax regulation (September 2012) increased the recurring income tax rate from 18.5% to 20.0%, so the deferred tax rate increased from 17.0% to 20.0%. The latter implied higher tax expenses of Ch$5,762.6 million for September 2012, including both income tax by Ch$1,033.4 million and deferred tax by Ch$4,729.2 million.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$373,662.6 million as of December 31, 2013, a decrease of Ch$33,312.7 million or 8.2% with respect to December 31, 2012, as explained below.

•
As of December 31, 2013, current assets were Ch$79,029.2 million, decreasing by Ch$40,267.3 million with respect to December 31, 2012. This result was partly attributable to lower assets held for sale of Ch$26,430.6 million. As a matter of fact, Provida Internacional was studying alternatives of selling its investments at the end of 2012, which led that in November 2012 the associates AFORE Bancomer in Mexico and AFP Horizonte in Peru were classified in such line item, and finally were sold in 1Q13. The cash flows net of taxes obtained in the sale were distributed as dividends against retained earnings in May 2013.

Also, the period recorded a lower level of liquid assets of Ch$12,070.2 million given the distribution of the final dividend corresponding to the profits attained in 2012, which was partially offset by the cash flow generated by the recurring business in 2013.

In addition, the period recorded lower trade and other receivables of Ch$2,645.0 million, basically from insurers, which was partially offset by higher receivables accounts from current taxes of Ch$2,627.9 million due to higher monthly provisional payments.

•
Non-current assets amounted to Ch$294,633.4 million as of December 31, 2013, an increase of Ch$6,954.6 million or 2.4% with respect to December 31, 2012. This variation consist to higher mandatory investments of Ch$17,857.2 million due to normal contributions made by contributors and the positive overall return by pension funds in the period, which was partially offset by lower intangible assets (Ch$9,076.8 million). The latter as per the straight line basis amortization of the customer list from previous local acquisitions (Proteccion, Union and El Libertador) and the write offs of technological developments in light of investments in the new controller context.

Liabilities

Total liabilities amounted to Ch$131,655.7 million as of December 31, 2013, an increase of Ch$39,354.2 million with respect to December 31, 2012, as explained bellow:

•
Current liabilities amounted to Ch$95,254.3 million as of December 31, 2013, rising by Ch$37,480.5 million with respect to December 31, 2012. This variation was basically attributable to higher trade and other payables of Ch$34,582.5 million, due to superior level of minimum legal dividends equivalent to 30% of profits of the period. Also in 2012 temporary dividends were paid diminishing the minimum legal dividend to be paid, meanwhile in 2013 temporary dividends were not distributed.

Additionally, the period recorded higher provisions of Ch$2,995.9 million, basically referred to a higher provision for life and disability insurance cost, constituted for possible survival claims (without notification as of December 31, 2013) related to death costs requests made by affiliate’s beneficiaries.

•
Non-current liabilities amounted to Ch$36,401.4 million as of December 31, 2013, an increase of Ch$1,873.7 million with respect to December 31, 2012. This result was mainly due to higher liabilities for deferred taxes of Ch$1,993.5 million, related to gains from mandatory investments during the period.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$242,006.9 million as of December 31, 2013, decreasing by Ch$72,666.8 million with respect to December 31, 2012. This result was basically the outcome of the distribution of the definite dividend (Ch$70,901.8 million) for the year 2012 made in May 2013; and the payment of two extraordinary dividends against retained profits (Ch$109,808.7 million in the aggregate) paid in May and September of 2013, associated to both excess of cash flows generated from the sale of equity interests in the foreign associates, as well as cash flows generated by the recurring business respectively. The above was partially offset by the profit generated in the period that does not correspond to minimum dividend.

Exchange rate

As of December 31, 2013, the exchange rate was Ch$524.61 per dollar, while at the same date in 2012, it was Ch$479.96 per dollar. In 2013, the Chilean peso depreciated by 9.30% against the dollar, while in 2012 the Chilean peso appreciated by 7.56%.

COMPREHENSIVE INCOME STATEMENT

	2013	2012	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	171,762.3	163,717.4	8,044.9	4.9%
Gain on mandatory investments	14,990.7	14,515.3	475.4	3.3%
Life and disability insurance premium expense (less)	(2,095.4)	3,718.0	(5,813.4)	-156.4%
Employee expenses (less)	(43,728.2)	(32,156.7)	(11,571.5)	36.0%
Depreciation and amortization (less)	(13,601.3)	(8,676.5)	(4,924.8)	56.8%
Impairment losses (less)	(65.5)	(315.0)	249.5	-79.2%
Miscellaneous other operating expenses (less)	(35,745.8)	(31,934.1)	(3,811.7)	11.9%
Finance costs (less)	(22.1)	(30.1)	8.0	-26.5%
Income (loss) from investments	2,177.3	2,916.1	(738.8)	-25.3%
Share of the profit (loss) from equity accounted associates	8,023.9	13,233.3	(5,209.4)	-39.4%
Exchange differences	86.3	(9.7)	96.0	989.1%
Other non-operating income	68,594.3	4,901.2	63,693.1	1299.5%
Other non-operating expenses (less)	(723.0)	(339.0)	(384.1)	113.3%

PROFIT (LOSS) BEFORE TAX	169,653.5	129,540.2	40,113.3	31.0%

Income tax expense	(29,567.1)	(25,506.0)	(4,061.1)	15.9%
Profit (loss) after tax from continuing operations	140,086.4	104,034.2	36,052.2	34.7%

PROFIT (LOSS)	140,086.4	104,034.2	36,052.2	34.7%

STATEMENT OF FINANCIAL POSITION

	12/31/2013	12/31/2012	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	79,029.2	119,296.5	(40,267.3)	-33.8%
Non-current assets	294,633.4	287,678.8	6,954.6	2.4%

TOTAL ASSETS	373,662.6	406,975.3	(33,312.7)	-8.2%

Current liabilities	95,254.3	57,773.8	37,480.5	64.9%
Non-current liabilities	36,401.4	34,527.7	1,873.7	5.4%

Shareholders' Equity	242,006.9	314,673.8	(72,666.8)	-23.1%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	373,662.6	406,975.3	(33,312.7)	-8.2%

CASH FLOW STATEMENT

	2013	2012	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	80,447.0	93,964.9	(13,517.9)	-14.4%
Cash flow from (used in) operations	98,032.4	100,618.5	(2,586.1)	-2.6%
Cash flow from (used in) other operating activities	(17,585.3)	(6,653.6)	(10,931.8)	164.3%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	106,547.4	2,187.5	104,359.9	4770.8%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(183,210.8)	(90,998.9)	(92,211.8)	101.3%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	3,783.7	5,153.5	(1,369.8)	-26.6%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER OF 2013

Profit

In the fourth quarter of 2013 (4Q13), the Company recorded a profit of Ch$14,879.1 million, a decrease of Ch$13,910.3 million with respect to profit recorded in the fourth quarter of 2012 (4Q12). It is worth mentioning that during this quarter a process of integration to Provida’s new controller policies and procedures has been in place impacting our financial and operating activities. Rebranding, new financial reporting and estimations, technology evaluations and meetings with the personnel were the principal works.

Revenues

In 4Q13, revenues were Ch$43,512.3 million, an increase of Ch$2,290.0 million or 5.6% with respect to 4Q12, evolution explained as follows:

•
Fee income was Ch$41,039.7 million in 4Q13, an increase of Ch$1,986.7 million (5.1%) with respect to 4Q12. This result was basically triggered by higher mandatory contributions given the growth experienced by salary base (5.1%) sustained by the increase in the contributors’ taxable incomes.

•
Other revenues amounted to Ch$2,472.6 million in 4Q13, increasing by Ch$303.3 million (14.0%) with respect to 4Q12. This result was the outcome of higher other revenues of Ch$200.5 million stemming from the recovery of collection costs, which was partially offset by lower revenues from operations from AFP Genesis in Ecuador. In addition, the period recorded higher financial revenues of Ch$102.8 million from the life and disability insurance contract in run-off since in 4Q12 the returns were negative.

Gains on mandatory investments

During 4Q13, mandatory investments recorded gains of Ch$6,696.7 million, higher by Ch$746.0 million, with respect to the gains recorded in 4Q12. The weighted average nominal return of pension funds was +2.94% in 4Q13 that is slightly higher than +2.82% recorded in 4Q12.

The performance was driven by higher returns generated by foreign stock exchanges in developed countries in 4Q13 and the positive contribution made by local fixed income due to the fall experienced by interest rates. The above was partially offset by a fall recorded by local stock markets measured through IPSA (4Q13: -3.3% vs. 4Q12: +1.7%).

Life and disability insurance premium

In 4Q13, the life and disability insurance premium recorded an expense of Ch$3,487.6 million, a negative deviation of Ch$4,245.5 million with respect to gains registered in 4Q12.

This result was driven by the casualty provisions constituted in the period originated by the prudent criterion applied by the Company, based on costs paid for deceased affiliates that could imply survivals claims meaning a complementary reserve for the insurance coverage. In figures, the period recorded expenses of Ch$3,478.7 million, negative in Ch$4,292.5 million with respect to the profit recorded in 2012 under the January 2005 – June 2009 insurance contract.

Employee expenses

Employee expenses amounted to Ch$12,239.7 million in 4Q13, an increase of Ch$2,786.6 million or 29.5% with respect to 4Q12, evolution explained as follows:

•
Wages and salaries of administrative personnel amounted to Ch$5,727.3 million in 4Q13, higher by Ch$450.1 million with respect to 4Q12. This result was driven by higher fixed compensations and benefit allowances paid during the period, as a consequence of a greater staff maintained, as certain activities were internalized in order to improve internal processes and clients’ service activities. Additionally, the period recorded higher variable based compensations, mainly awards paid to chiefs and supervisors of sales.

In figures, the local average administrative staff was 1,124 workers in 4Q13, compared to 1,021 in 4Q12, that is, an increase of 10.1% (103 workers).

•
Wages and salaries of sales personnel amounted to Ch$4,125.3 million in 4Q13, an increase of Ch$1,287.1 million with respect to the same quarter of 2012. This result was boosted by a higher expense in sales force as a new distribution model was implemented, which has translated into in a greater and more qualified staff.

In figures, the local average number of sales agents was 802 workers in 4Q13, an increase of 27.8% with respect to the number maintained in 4Q12 (628 sales agents).

•
Short term benefits to employees amounted to Ch$781.0 million in 4Q13, an increase of Ch$297.9 million with respect to 4Q12, due to bonuses related to a greater staff maintained and their goals achievements.

•
Severance indemnities were Ch$1,606.1 million in 4Q13, an increase of Ch$751.6 million regarding 4Q12, basically due to severance indemnities for adjustments in the Company’s structure required to improve internal processes and clients’ service activities.

Depreciation and amortization expenses

•
The depreciation and amortization expenses were Ch$6,982.1 million in 4Q13, an increase of Ch$4,690.2 million with respect to 4Q12, related to amortizations of software written down, as a part of future technology replacements for the integration process with MetLife.

Impairment losses

During 4Q13, impairment losses were Ch$65.5 million, which translated into a positive variation of Ch$39.1 million with respect to impairment losses recorded in 4Q12. Impairment losses recorded in 4Q13 stemmed from the AFP Genesis in Ecuador and refers to receivable accounts. Likewise, impairment losses in 4Q12 were related with the depreciation of five Provida’s properties located in Coyhaique, Iquique, La Serena, Vallenar and Rengo in October 2012. The latter in accordance with Provida’s policy to assess its main fixed assets every three years (or earlier if there is any evidence of impairment).

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$12,947.7 million in 4Q13, an increase of Ch$4,014.2 million with respect to 4Q12, explained as follows:

•
Administration expenses amounted to Ch$8,964.2 million in 4Q13, an increase of Ch$2,546.3 million with respect to 4Q12. This result was basically triggered by expenses in the rebranding process (Ch$1,410.0 million), adding higher operational write-offs related to reviews required by the Superintendency of Pensions.

•
In 4Q13, marketing expenses were Ch$2,284.7 million, higher by Ch$1,494.8 million with respect to 4Q12. This result was mainly attributable to higher expenses incurred in the rebranding process (Ch$1,358.8 million) related to brochures and publicity in media and branch offices.

•
Data processing expenses were Ch$957.8 million in 4Q13, an increase of Ch$29.6 million with respect to 4Q12, This increase was basically driven by higher expenses related to liaison services in branch offices and those related to the rebranding process.

•
Other operating expenses were Ch$741.1 million in 4Q13, a decrease of Ch$56.5 million with respect to the same quarter of 2012 due to less beneficiaries that remain for financing disability evaluations related to the January 2005 – June 2009 policy.

Financial income (expenses)

Financial income (expense) for 4Q13 amounted to Ch$276.7 million, decreasing by Ch$411.9 million as compared to the same quarter of 2012. This result was triggered by a lower level of liquid assets given the additional dividends distribution.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$2,545.7 million in 4Q13, lower by Ch$587.8 million with respect to 4Q12. This result is explained by lower share of profits for Ch$1,645.7 due to the sale of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in Mexico in 2013. This decrease was partially offset by the positive results of Ch$2,233.5 achieved by our local associates.

Company	Country	4Q13	4Q12	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	1,689.7	763.8	925.9	121.2%
DCV	Chile	14.2	(10.1)	24.3	-240.9%
Previred	Chile	841.8	734.2	107.7	14.7%
Bancomer	Mexico	-	905.0	(905.0)	-100.0%
Horizonte	Peru	-	740.7	(740.7)	-100.0%

TOTAL		2,545.7	3,133.6	(587.8)	-18.8%

Finally, it should be mentioned that since October 7th 2013, the new AFC that awarded the bidding process for unemployment funds management for the next 10 years started its activities, where Provida currently does not participate.

Exchange differences

The exchange differences generated gains of Ch$22.7 million in 4Q13, lower by Ch$48.0 million with respect to gains recorded in 4Q12 due to lower gains from UF fluctuation since 4Q12 registered a higher level of receivables denominated in such index unit.

Other non-operating revenues

Other non-operating revenues were Ch$628.8 million in 4Q13, a decrease of Ch$1,389.1 million with respect to the 4Q12, since the 2012 quarter was positively affected by  the sale of properties that were not being used by Provida.

Other non-operating expenses

Other non-operating expenses were Ch$304.3 million in 4Q13, an increase of Ch$245.5 million with respect to the expenses in 4Q12. This result was basically triggered by provisions made by litigations.

Income tax expense

The income tax expense was Ch$2,771.5 million in 4Q13, lower by Ch$1,432.6 million as compared to the same quarter of 2012 due to lower profits before taxes recorded in the quarter as a consequence of higher expenses previously explained.

Exchange rate

In 4Q13, a depreciation of 4.05% of Chilean peso against the dollar was recorded, higher than 4Q12 figures when it was 1.31%.

COMPREHENSIVE INCOME STATEMENT

	4Q13	4Q12	Change	%
	(Millions of Chilean pesos, except percentages)

Revenue	43,512.3	41,222.3	2,290.0	5.6%
Gain on mandatory investments	6,696.7	5,950.7	746.0	12.5%
Life and disability insurance premium expense (less)	(3,487.6)	757.9	(4,245.5)	-560.1%
Employee expenses (less)	(12,239.7)	(9,453.0)	(2,786.6)	29.5%
Depreciation and amortization (less)	(6,982.1)	(2,292.0)	(4,690.2)	204.6%
Impairment losses (less)	(65.5)	(104.6)	39.1	-37.4%
Miscellaneous other operating expenses (less)	(12,947.7)	(8,933.5)	(4,014.2)	44.9%
Finance costs (less)	(5.3)	(6.1)	0.8	-13.2%
Income (loss) from investments	276.7	688.6	(411.9)	-59.8%
Share of the profit (loss) from equity accounted associates	2,545.7	3,133.6	(587.8)	-18.8%
Exchange differences	22.7	70.7	(48.0)	-67.9%
Other non-operating income	628.8	2,017.9	(1,389.1)	-68.8%
Other non-operating expenses (less)	(304.3)	(58.8)	(245.5)	417.6%

PROFIT (LOSS) BEFORE TAX	17,650.7	32,993.6	(15,342.9)	-46.5%

Income tax expense	(2,771.5)	(4,204.2)	1,432.6	-34.1%
Profit (loss) after tax from continuing operations	14,879.1	28,789.5	(13,910.3)	-48.3%

PROFIT (LOSS)	14,879.1	28,789.5	(13,910.3)	-48.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	March 3, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	March 3, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.